                       October 22, 2010

Securities and Exchange Commission
Division of Corporate Finance
100 F Street
Washington, DC 20549-6010

Attention: Mr. Ryan Rohn

Re:          B Green Innovations, Inc.
Form 10-K for the Year ended December 31, 2009
Form 10-Q for the Quarterly Period ended March 31, 2010
File No. 333-120490

Dear Mr. Rohn:

We have reviewed your comments carefully, and have set forth below our responses under the item numbers of your September 27, 2010 letter.

Form 10-K for the Year Ended December 31, 2009

Balance Sheets, page 3

1. We have reviewed your response to our prior comment number 2. It remains unclear to us why you are accruing dividends related to your preferred stock. Specifically, although you cite your Board of Directors authorized the accrual of preferred dividends, it does not appear that these dividends have been officially declared. Please advise. Otherwise, we repeat our prior comment to tell us the accounting literature that you have cited to accrue these dividends on your balance sheet.

The Company will amend its Form 10-K for the year ended December 31, 2009, and its Quarterly Reports on Form 10-Q for the periods ended March 31, 2010 and June 30, 2010 to reverse the accrued dividends.
.
Form 10-Q for the Quarterly Period ended March 31, 2010

Condensed Balance Sheets, page 1

2. We note your response to our comment number 4. Your response does not appear to completely address our prior comment. We repeat our prior comment to tell us how you considered ASC 480-10-S99-6 related to your presentation of preferred stock on your balance sheet. In this regard, we note that the conversion price is variable because it is based on the closing bid price of the common stock on the last trading day immediately prior to the date that the notice of conversion is tendered to the company. Please note that a variable conversion rate would result in an unlimited or unknown number of common shares to be issued upon conversion. The issuer might not control the settlement by delivering shares in this scenario and, therefore, cash settlement might be presumed and the preferred stock could be classified as temporary equity.

The Series A 3% Preferred Stock has been classified as equity. The Series A 3% Preferred Stock can only be converted with the approval of the Company, and such, controls the settlement and the number of shares converted. Additionally, the holders of shares of Series A Preferred Stock are prohibited from converting shares of Series A Preferred Stock, and the Corporation shall not honor any attempted conversion of Series A Preferred Stock, if, and to the extent, the shares of Common Stock held by such converting holder of Series A Preferred Stock following any attempted conversion would exceed 9.99% of the outstanding shares of Common Stock of the Corporation after giving effect to such conversion.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings.

The Company further acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

The Company will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States unless the staff comments support a defense of good faith or reasonableness on the part of the Company.

We appreciate your comments and look forward to any response you may have to our letter. I, of course, would be glad to discuss any of our responses above by telephone.

Sincerely,

/s/ Jerome Mahoney
Jerome Mahoney
President, Chief Executive
Officer and Chief Financial
Officer